SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

03045541

December 18, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

dw 1/8

Won-sang Song

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7286
Fax) 82-2-727-7427
Email) dude@samsung.com

December 18, 2003

Dear Shareholders:

We are writing to update you on the current situation at Samsung Electronics' financial services subsidiaries, Samsung Card and Samsung Capital. As you already know, the Korean consumer credit market continues to face challenging times. In trying to address these on-going difficulties within the industry, Samsung Card and Samsung Capital plan to merge, pending the approval of the respective companies' shareholders. The plan to merge Samsung Card and Samsung Capital stems from a belief that further restructuring will have greater efficacy in a single, united entity as opposed to that of efforts made by two stand-alone firms. The new company composed of Card and Capital will raise 1 trillion won in additional equity through a rights issuance. This capital is essential not only for providing a sustainable financial structure, but also for prompting the market's confidence in the new merged company. Unlike the fund raising exercise undertaken in April, the reduction of Samsung Card's Tier 1 capital base rules out the issuance of convertible bonds, while necessitating new equity recapitalization.

Following third party valuations, Samsung Electronics will be submitting to the Board of Directors a proposal to participate in the equity issuance of the new merged company. Once merger ratios are finalized, Samsung Electronics' purchase of additional shares will be limited to the weighted average of the existing ownership percentage in each financial subsidiary; currently, Samsung Electronics holds a 56% stake in Samsung Card and 75% stake in Samsung Capital. Moreover, subject to an approval of Financial Supervisory Service, Samsung Life will positively consider a participation in this equity raising exercise in a meaningful and significant manner. Post this round of funding, Samsung Life will be a substantial, new shareholder in the merged credit card and consumer lending finance company. Samsung Electronics remains steadfastly committed to focusing on our core businesses. As we expressed before, we hope to decrease the exposure to financial services subsidiaries currently on our balance sheet.

We would like to communicate to you, the shareholder, that our review on a possible participation in the new financial services company has not been made lightly. This measure represents what we consider to be the best option, among the limited set of choices in a difficult circumstance, for our shareholders and for the Korean financial system at large. While the management of the merged company executes the restructuring process, and implements tough cost reduction and risk controls, the operating condition of the company will heal with time as the economic environment improves.

We thank you for your understanding and consideration.

Sincerely,

Woosik Chu

Samsung Electronics